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July 14, 2006

VIA EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington DC, 20549

Re: Review of ABN AMRO Funds (the "Trust") Annual Reports dated October 31, 2005 and Semi-Annual Reports dated April 30, 2005 in connection with Sarbanes-Oxley Act of 2002

Dear Ms. Stout:

         The following are the Trust's responses to your comments, which were verbally received on Friday, April 28, 2006 on the Trust's Annual Reports dated October 31, 2005 and the Trust's Semi-Annual Reports dated April 30, 2005, as noted. The Trust will incorporate any changes in its Semi-Annual Reports dated April 30, 2006 or Annual Reports dated October 31, 2006, as applicable.

EQUITY, SECTOR, BALANCED, FIXED & MONEY MARKET ANNUAL REPORT -- CLASS N, I & R SHARES

     1.  Comment:      (Applies to several funds) The Portfolio Manager
                       Commentary contains information on the portfolio's relative overweighting and underweighting in certain sectors that does not align with information on portfolio holdings at the end of the period. Disclose in the commentary if the sector overweighting/underweighting has changed during the year.

         Response:     The Portfolio Manager Commentary discusses performance
                       over the full period of the report and is not based on holdings as of the period end. Disclosure to this effect will be added to future reports.

     2.  Comment:      (Applies to several funds) In the Growth of a
                       Hypothetical $10,000 Investment the date of inception listed below the Average Annual Total Returns table for funds which were launched less than 10 years ago appears to be off by one day when compared to the graph above.

         Response:     For the ABN AMRO Veredus Select Growth Fund and the ABN
                       AMRO Real Estate Fund, the Trust identified the discrepancy between the inception date plot point in the Growth of a Hypothetical $10,000 Investment chart and the inception date listed below in the Average Annual Total
                       Return in the EDGAR filing and corrected the discrepancy in the annual reports mailed to shareholders.

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     3.  Comment:      (Applies to several funds) In the Schedule of
                       Investments, include seven-day yield information for money market funds which are held as part of a non-money market fund's portfolio. Commenter notes that this disclosure is not required but is helpful in illustrating the performance of the fund.

         Response:     It is the understanding of fund management that the
                       requested disclosure is not required. Fund management will consider the change in disclosure for the upcoming semi-annual report.

     4.  Comment:      (Page 69) In the Statement of Operations, confirm the
                       calculation for the distribution expenses for the ABN
                       AMRO/Veredus Aggressive Growth Fund.

         Response:     The reported distribution expenses for the ABN
                       AMRO/Veredus Aggressive Growth Fund are accurate in the annual report, and are based on average net assets not period-end values. The actual calculation is as follows:

                          Average Net Assets at 10/31/05:        $568,235,142.38
                          Distribution Expenses                     1,420,587.86
                          Distribution ratio:                              0.25%

     5.  Comment:      (Page 70) In the Statement of Operations, move the ABN
                       AMRO Real Estate Fund's "Interest expense" to indicate that they are operating expenses.

         Response:     Interest expense will be included in the operating
                       expenses in future reports.

     6.  Comment:      (Page 71) In the Statement of Operations, the ABN AMRO
                       Municipal Bond Fund reports the distribution fee expense net of the voluntary fee waiver. Commenter notes that the distribution fees should be presented gross under Distribution Expenses, with the reduction due to voluntary fee waiver included under Expenses Reimbursed.
                       Additionally, the distribution fees included in the "Fees and Expenses" table in the fund's prospectus should be presented gross as 0.25%, with a footnote disclosure that total expense is reduced by the voluntary fee waiver.

         Response:     The requested changes in the distribution fee
                       presentation and related voluntary fee waiver will be incorporated into the prospectus, as well as the Statement of Operations for future annual and semi-annual reports.

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     7.  Comment:      (Page 90) In the Financial Highlights for the ABN
                       AMRO/Veredus Select Growth Fund, there is substantial portfolio turnover in 2002. Confirm that the portfolio turnover rate is properly disclosed in the fund's registration statement.

         Response:     Form N-1A requires an explanation of significant
                       variances of portfolio turnover for the last two fiscal years. Accordingly, the current registration statement does not address turnover from the fiscal period ending
                       October 2002. The Trust has procedures in place to identify and explain significant year-over-year variances in portfolio turnover.

     8.  Comment:      (Page 114) Note (C) of the Notes to Financial Statements
                       states that net realized gains from investment transactions, if any, are distributed at least annually.
                       Commenter notes that net realized gains can only be distributed annually per Rule 19b of the Investment
                       Company Act of 1940.

         Response:     Although net realized gains are generally not expected to
                       be distributed more frequently than annually, the disclosure is acceptable under underlying Rule 19b-1 of the Investment Company Act of 1940 which provides limited exemption for additional distribution(s).

     9.  Comment:      (Page 115) In Note (C) of the Notes to Financial
                       Statements, confirm the calculations for the distributions paid for the ABN AMRO/River Road Dynamic
                       Equity Income Fund and the ABN AMRO Bond Fund, as they do not reconcile with the distributions disclosed in the Statement of Changes in Net Assets.

         Response:     The distributions paid for the ABN AMRO/River Road
                       Dynamic Equity Fund and the ABN AMRO Bond Fund are accurate as they appear in the annual report. The distributions reported in the Statement of Changes in Net
                       Assets were reduced by any current dividend distribution payable found in the 10/31/05 Statement of Assets and Liabilities and then increased by any prior dividend distribution payable found on the 10/31/04 Statement of Assets and Liabilities to come to the amount disclosed in Note (C). This is part of the normal and customary procedures used in the tax process at year end. The actual calculations are as follows:

                       ABN AMRO/River Road Dynamic Equity Fund:
                           Distributions reported in St of Changes: $    63,252
                           Current payable:                             (10,858)
                                                                    -----------
                           Amount reported in Note (C):                  52,394

                       ABN AMRO Bond Fund:
                           Distributions reported in St of Changes: $12,982,704
                           Current payable:                            (156,619)
                           Prior payable:                               916,683
                                                                    -----------
                           Amount reported in Note (C):              13,742,768

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     10. Comment:      (Page 123) Under "Investment Performance" of the Approval
                       of Investment Advisory Contracts disclosure under Additional Information, expand the discussion of the information the Board relied on showing how each fund performed compared to their peer group and/or benchmark and identify those peer groups and/or benchmarks. This comment refers to the Semi-Annual Report as well as the Annual Report.

         Response:     The Trust believes that the disclosure regarding the
                       considerations of the Board of Trustees in connection with certain advisory contract approvals complied in all material respects with the form requirements in effect as of the publication of the April 2005 and October 2005 shareholder reports. The Trust also believes that such disclosure accurately reflects the deliberations of the Board of Trustees and is consistent with the records of the Trust with respect to these matters.

                       As we have discussed with the staff, the contract approval process of the Board and the related disclosure of the process continue to evolve. We believe that the disclosure that will appear in the Trust's semi-annual report for the period ended April 2006, which is representative of our format for future reports, should adequately address the staff's comments. Among other factors, the disclosure that will appear in the April 2006 report: (i) identifies and discusses underperforming funds and additional factors related to the performance of the Advisers in more detail (Comment Nos. 10 and 12),
                       (ii) describes expense comparisons in more detail including a description of third party reports received from Lipper Inc. (Comment No. 11), and (iii) states that economies of scale depend largely on fund size and are shared through breakpoints where applicable (Comment No.
                       13).

     11. Comment:      (Page 123) Under "Expenses" of the Approval of Investment
                       Advisory Contracts disclosure under Additional
                       Information, describe the comparisons presented to the Board and how the Board used these comparisons to help in their decision to renew the advisory agreements. Also expand disclosure concerning the services that are not considered comparable and how such determinations are made. This comment refers to the Semi-Annual Report as well as the Annual Report.

         Response:     See Response No. 10.

     12. Comment:      (Page 123) Under "Costs and Profitability" of the
                       Approval of Investment Advisory Contracts disclosure under Additional Information, expand language regarding the performance of the Adviser and the related factors the Board relied on when considering their decision to renew the advisory agreements. This comment refers to the Semi-Annual Report as well as the Annual Report.

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         Response:     See Response No. 10.

     13. Comment:      (Page 123) Under "Economies of Scale" of the Approval of
                       Investment Advisory Contracts disclosure under Additional
                       Information, expand language detailing how economies of scale are shared and how this benefits the Advisor and shareholders. This comment refers to the Semi-Annual
                       Report as well as the Annual Report.

         Response:     See Response No. 10.

     MONEY MARKET -- CLASS I & S SHARES

     14. Comment:      (Page 12) In the Statement of Assets and Liabilities,
                       there are no dividend payables listed for the ABN AMRO
                       Money Market Fund. Please explain.

         Response:     The ABN AMRO Money Market Fund does not list any dividend
                       distribution payable because the distributions on the fund are paid out monthly and 100% of the dividends are reinvested into the fund. Any dividends "as of" activity booked to this fund were automatically reinvested in fund shares. The remaining dividend distribution payable for other funds is the amount paid out in cash.

     15. Comment:      (Page 13) In the Statement of Operations, disclose why
                       the ABN AMRO Tax-Exempt Money Market Fund and the ABN
                       AMRO Treasury Money Market Fund are not charged for shareholder servicing fees despite each fund having Class
                       S shares.

         Response:     The requested information will be disclosed stating that
                       the Shareholder Services Plan allows Class S shareholders of the funds to be charged up to 25 basis points but during the period the ABN AMRO Tax-Exempt Money Market
                       Fund and the ABN AMRO Treasury Money Market Fund were not charged any shareholder servicing fees.

     16. Comment:      (Page 21) In Note (E) of the Notes to Financial
                       Statements the disclosure concerning the funds' expense limitation agreements with the Adviser should include the agreements' date of expiration and whether the agreement is contractual or voluntary.

         Response:     The requested information will be included in future
                       reports.

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         These responses will be incorporated in the Trust's Semi-Annual Reports dated March 31, 2006 and the Trust's Annual Reports dated October 31, 2006, as applicable.

                                             Sincerely,

                                             /s/ Gerald F. Dillenburg

                                             Gerald F. Dillenburg
                                             Senior Vice President, Treasurer,
                                             and Secretary


cc:      Michael Barry -- Ernst & Young LLP
         Teresa M. R. Hamlin, Esq. -- PFPC Inc.
         Cathy O'Kelly, Esq. -- Vedder, Price, Kaufman & Kammholz, P.C. John Sagan, Esq. - Mayer, Brown, Rowe & Maw LLP
         Lawrence Hamilton, Esq. - Mayer, Brown, Rowe & Maw LLP


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July 14, 2006

VIA EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington DC, 20549

RE:      ABN AMRO Funds (the "Registrant")
         (File Nos. 033-68666 and 811-08004)

Dear Ms. Stout:

In connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant's Annual Reports dated October 31, 2005 as filed on Form N-CSR with the Securities and Exchange Commission (the "Commission") on January 1, 2006 and the Registrant's Semi-Annual Reports dated April 30, 2005 as filed on Form N-CSRS with the Commission on June 29, 2005 (the "Filings"), the Registrant hereby acknowledges that:

     o The Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filings; and

     o Comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Filings reviewed by SEC Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings.


                                             Sincerely,

                                             /s/ Gerald F. Dillenburg

                                             Gerald F. Dillenburg
                                             Senior Vice President, Treasurer,
                                             and Secretary


cc:      Teresa M.R. Hamlin, Esq. -- PFPC Inc.
         Cathy G. O'Kelly, Esq. -- Vedder, Price, Kaufman & Kammholz, P.C. Deborah B. Eades, Esq. -- Vedder, Price, Kaufman & Kammholz, P.C.